EXHIBIT 99.1

Sale of FSRU Golar Tundra to Golar LNG Partners LP

HAMILTON, Bermuda, Feb. 10, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited ("Golar") announced today that it has entered into a purchase agreement to sell the Golar Tundra, a floating storage and regasification unit, to Golar LNG Partners LP ("Golar Partners" or the "Partnership") for a sale price of $330.0 million.

In connection with the closing, the Partnership will receive a daily fee plus operating expenses, aggregating to approximately $2.6 million per month, for Golar's right to use the FSRU from the date of the closing until the date that the Golar Tundra commences operations under its time charter with West Africa Gas Limited.  In return, the Partnership will remit to Golar any hire income received with respect to the Golar Tundra during this period. The sale is expected to close in March 2016 and the vessel is expected to commence operations under its time charter with West Africa Gas Limited at the end of the second quarter of 2016.

The sale of the Golar Tundra will strengthen Golar's liquidity by approximately $130 million.  The sale has been arranged in accordance with the Omnibus Agreement which regulates Golar's obligation to offer any vessel on charter for more than five years to the Partnership.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

February 10, 2016

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan